1050 17th Street, Suite 1710 Denver, Colorado 80265-2077 Main (800) 955-9988 Fax (303) 534-5627

June 11, 2018

Via EDGAR

Valerie Lithotomos

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Lauren Hamilton

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

3 World Financial Center

New York, NY 10281

Re:	N-14 Registration Statements of SCM Trust (the “Trust”)

Dear Mses. Lithotomos and Hamilton:

This letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission in telephone conversations with each of you regarding the two N-14 registration statements, as filed with the Commission on March 13, 2018 and each as amended on March 26, 2018, May 16, 2018 and May 29, 2018, relating to the proposed reorganizations of the European Growth & Income Fund (the “Europe Fund”) into the Shelton International Select Equity Fund (the “International Fund”), and of the Shelton Greater China Fund the (“China Fund”) into the International Fund. Where applicable, the Trust will be amending each of the N-14 Registration Statements as indicated below.

Please see a summary of your comments below, followed by responses on behalf of the Trust and the Funds.

Both N-14s (Legal Review)

1.	Comment: Please revise the language in the Q&A “Question: What changes are anticipated in the current investments held by the [Greater China Fund] [European Growth and Income Fund] after the Reorganization?” (“the Changes to Investments Question”) to reference the combined Fund after the Reorganization.

Response: The text has been revised as requested.

2.	Comment: For the China Fund N-14, please revise the answer to the Changes to Investments Question regarding the non-materiality of portfolio changes given the relatively large differences in the percentages of Greater China securities estimated to be held by the combined Fund after the reorganization.

Response: The answer has been revised to state:

Answer: Notwithstanding the similarity of the investment objectives and the continuity of the portfolio management team and its approach to investing, significant changes are expected in these investments due to the reorganization, given that Greater China securities are an expected to be a relatively small geographic sub-component of the International Select Equity Fund’s investible universe. As of May 29, 2018, the Greater China Fund invested approximately 88% of its portfolio in Greater China securities, and immediately following the expected date of the Reorganization the International Select Equity Fund is currently expected invest approximately 23% of its portfolio invested in Greater China securities. Changes in portfolio holdings may occur in the ordinary course of investment decision-making as the newly combined Fund invests and seeks to fulfill its investment objective in the context of market movements, an individual company’s performance, and all the other factors described in this prospectus/proxy statement.

3.	Comment: Please confirm that the approximate percentage estimates in the Change of Investments Questions answers.

Response: The approximate percentage estimates have been confirmed.

4.	Comment: Please revise the disclosure to the footnotes to the fee tables to regarding expense limit recapture to state that the Fund may only make repayments to the adviser if such repayment does not cause the Fund’s expense ratio (after the repayment is taken into account) to exceed both: (1) the expense cap in place at the time such amounts were waived; and (2) the Fund’s current expense cap.

Response: The disclosure has been revised as requested.

5.	Comment: Please confirm and amend disclosures to the effect that the expense waiver in in respect of the International Fund will be effective at least through May 1, 2019.

Response: The expense waiver language has been adjusted where needed to state that the waiver will be in effect through May 1, 2019.

6.	Comment: Please confirm and explain in correspondence whether Total Fund Operating Expenses for the combined Fund will be lower than for the International Fund.

Response: In the case of the Europe Fund reorganization, Total Annual Fund Operating Expenses before any reimbursements are lower for the combined Fund on a pro forma basis for the same shares classes of the International Fund. Specifically, for the International Fund those expenses are now 1.59% and 1.34% for the Investor and Institutional class shares, respectively, and 1.54% and 1.29%, respectively, for the same share classes of the combined Fund.

In the case of the China Fund reorganization, after updating the expense information for both Funds through the period ended December 31, 2017, Total Annual Fund Operating Expenses before any reimbursements for combined Fund Institutional class is one basis points higher than they are on a pro forma basis for Institutional class shares of combined Fund (1.35% vs. 1.34%). This result reflects the impact of the pro forma allocation of estimated reorganization expenses on the combined Fund.

Europe Fund N-14 (Accounting Review)

7.	Comment: Please file an updated consent of independent auditors as an exhibit in respect of the incorporation by reference of the audited financial statements of the International Fund.

Response: The updated consent has been filed as requested.

8.	Comment: Please ensure that the Comparison of Fees and Expenses tables are in conformity with the most recent prospectus in respect of each Fund, and make any corresponding adjustments to the 1, 3, 5 and 10 Years Examples.

Response: The Tables and Examples have been updated as shown in the accompanying marked pages to the registration statement.

China Fund N-14 (Accounting Review)

9.	Comment: Please file an updated consent of independent auditors as an exhibit in respect of the incorporation by reference of the audited financial statements of the International Fund.

Response: The updated consent has been filed as requested.

10.	Comment: Please ensure that the Comparison of Fees and Expenses tables are in conformity with the most recent prospectus in respect of each Fund, including the Shareholder Fees in the case of the China Fund, and make any corresponding adjustments to the 1, 3, 5 and 10 Years Examples.

Response: The Tables and Examples have been updated as shown in the accompanying marked pages to the registration statement.

Should you have any questions concerning the above, please call the undersigned at (303) 228-8983.

Sincerely,

/s/ Gregory T. Pusch

General Counsel (Shelton Capital Management)

& CCO (Trust and Shelton Capital Management)

Cc:	Peter H. Schwartz, Esq.

Davis Graham & Stubbs LLP

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